Exhibit 4.10

AMENDMENT

TO THE

AMENDED AND RESTATED 2004

CNET NETWORKS, INC.

INCENTIVE STOCK AWARD PLAN

Pursuant to the authority reserved to the Compensation Committee of the Board of Directors (the “Committee”) of CNET Networks, Inc. (the “Company”), a Delaware corporation, under Section 11.3 of the Amended and Restated 2004 CNET Networks, Inc. Incentive Stock Award Plan (the “Plan”), the Committee hereby amends the Plan as follows.

1. Effective as of April 4, 2007, Article I of the Plan is hereby amended to incorporate a new section following Section 1.15, renumbering each subsequent section accordingly, to read in its entirety as follows:

1.16 “Equity Restructuring” shall mean a non-reciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2. Effective as of April 4, 2007, the definition of “Fair Market Value”, as set forth in Article I of the Plan, shall be amended in to read in its entirety as follows:

1.18	“Fair Market Value” shall mean, as of any date, the value of a share of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for such date, or if no bids or sales were reported for such date, then the closing sales price (or the closing bid, if no sales were reported) on the trading date immediately prior to such date during which a bid or sale occurred, in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Common Stock on such date, or if no closing bid and asked prices were reported for such date, the date immediately prior to such date during which closing bid and asked prices were quoted for the Common Stock, in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

3. Effective as of April 4, 2007, Section 11.3 of the Plan is hereby amended to read in its entirety as follows:

11.3 Amendment, Suspension or Termination of the Plan. Except as otherwise provided in this Section 11.3, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator or the Board. However, without approval of the Company’s stockholders before or after the action by the Administrator or the Board, no action of the Administrator or the Board may, except as provided in Section 11.4, (a) increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under the Plan (b) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price or permit the cancellation and replacement of an Option or Stock Appreciation Right with grants having a lower exercise price or (c) result in any other action of the Administrator or the Board that would otherwise require approval by the Company’s stockholders as a matter of applicable law, regulation or rule. No amendment, suspension or termination of the Plan shall, without the consent of the Holder, alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and in no event may any Award be granted under the Plan after the first to occur of the following events:

(a) The expiration of 10 years from the date the Plan is adopted by the Board; or

(b) The expiration of 10 years from the date the Plan is approved by the Company’s stockholders under Section 11.5.

4. Effective as of April 4, 2007, Section 11.4(a) of the Plan is hereby amended to read in its entirety as follows:

(a) Subject to Section 11.4(e), in the event that the Administrator determines that other than an Equity Restructuring, any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), reorganization, merger, consolidation, combination, repurchase, liquidation, dissolution, or sale transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance or warrants or other rights to purchase Common Stock or other securities of the Company or other similar corporate transaction or event, in the Administrator’s sole discretion, affects the Common Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award, then the Administrator shall, in such manner as it may deem equitable, adjust any or all of:

(i) The number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, but not limited to, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit);

(ii) The number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; and

(iii) The grant or exercise price with respect to any Award.

5. Effective as of April 4, 2007, Section 11.4 of the Plan is hereby amended to incorporate a new subsection (f) following existing subsection (e), to read in its entirety as follows:

(f) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.4(a) and 11.4(b):

(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, as well as any other applicable terms and conditions of each outstanding Award (including, without limitation, any performance targets or criteria with respect thereto), will be proportionately adjusted. The adjustments provided under this Section 11.4(f)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company.

(ii) The Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 2.1 and the Award Limit).

6. Notwithstanding anything in this Amendment to the Plan to the contrary, this Amendment to the Plan shall not apply to, and instead the former version of Section 11.4(a) of the Plan shall apply to, any Award to which the application of this Amendment to the Plan would (a) result in a penalty tax under Section 409A of the Code and the Department of Treasury proposed and final regulations and guidance thereunder or (b) cause any Incentive Stock Option to fail to qualify as an “incentive stock option” under Section 422 of the Code.

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Executed on April 4, 2007.

CNET NETWORKS, INC.

By:	/s/ George Mazzotta

Title:	Chief Financial Officer